Exhibit 99.7

Rio Tinto plc

2 Eastbourne Terrace

London W2 6LG

United Kingdom

T +44 (0) 20 7781 2000

F +44 (0) 20 7781 1800

Media release

Rio Tinto increases its stake in Ivanhoe Mines to 49 per cent

27 September 2011

Rio Tinto has acquired an additional 3,700,000 common shares in Ivanhoe Mines Ltd. through a wholly-owned subsidiary, Rio Tinto International Holdings Limited, increasing Rio Tinto’s ownership in Ivanhoe Mines by 0.5 per cent to a total of 361,858,442 common shares or 49 per cent through a privately negotiated share purchase agreement. The shares were purchased for an aggregate of C$73,075,000 at a price per share of C$19.75.

The share purchase was made on behalf of Rio Tinto by Credit Suisse under an irrevocable mandate given by Rio Tinto to Credit Suisse on August 24, 2011. The mandate gave Credit Suisse the irrevocable authority to purchase 0.5 per cent of the outstanding common shares of Ivanhoe on the secondary market at any time for a period of 30 days, without further instruction from Rio Tinto. The purchase was executed on 22 September 2011 and settled on 26 September 2011.

The acquisition of Ivanhoe shares was made in compliance with existing contractual arrangements between Rio Tinto and Ivanhoe Mines that permits share purchases in certain circumstances and subject to certain limits. Under the terms of these agreements and subject to certain exceptions, Rio Tinto’s current maximum permitted shareholding in Ivanhoe Mines is 49 per cent.

About Rio Tinto

Rio Tinto is a leading international mining group headquartered in the UK, combining Rio Tinto plc, a London and New York Stock Exchange listed company, and Rio Tinto Limited, which is listed on the Australian Securities Exchange.

Rio Tinto’s business is finding, mining, and processing mineral resources. Major products are aluminium, copper, diamonds, thermal and metallurgical coal, uranium, gold, industrial minerals (borax, titanium dioxide and salt) and iron ore. Activities span the world and are strongly represented in Australia and North America with significant businesses in Asia, Europe, Africa and South America.

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